UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K/A
(Amendment No. 1)
(Mark One)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682
__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN
__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02862-1059

REQUIRED INFORMATION

Explanatory Note

This Amendment No. 1 on Form 11-K/A (this “Amendment”) amends the Annual Report on Form 11-K of the Hasbro, Inc. Retirement Saving Plan, filed on June 25, 2025 (the “Original Form 11-K”) to correct the labeling in the filing. The Original Form 11-K and the related Exhibit 23 were inadvertently labeled to reference the other document. This Amendment properly associates each labeled document. No changes have been made to the Financial Statements and Supplemental Schedule.

I. FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2024 and 2023
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2024 and 2023
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Other schedules are omitted as the required information is not applicable.

II. EXHIBITS

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hasbro, Inc. Retirement Savings Plan
/s/ Gina Goetter
Date: June 30, 2025	Gina Goetter
Chief Financial Officer and Chief Operating Officer (Duly Authorized Officer and Principal Financial and Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Hasbro, Inc., as Plan Administrator
Hasbro, Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

New York, New York
June 25, 2025

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Cash and cash equivalents (Note 8)	$2,228,550	$2,732,222
Investments, at fair value (Note 8)	933,739,474	868,578,713
Investments, at contract value (Note 3)	46,528,721	61,856,569
Total investments and cash and cash equivalents (Note 3)	982,496,745	933,167,504

Receivables:
Employer contributions	6,460,527	9,995,343
Due from brokers for securities sold	112,514	169,388
Notes receivable from participants	5,553,697	5,249,880
Total receivables	12,126,738	15,414,611
Total assets	994,623,483	948,582,115

Liabilities
Payables for securities purchased	104,456	305,111
Accrued expenses	167,009	218,701
Total liabilities	271,465	523,812

Net assets available for plan benefits	$994,352,018	$948,058,303

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2024 and 2023

	2024	2023
Investment income:
Net appreciation in fair value of investments	$149,474,849	$159,297,232
Dividends and interest	6,222,519	4,189,465
Total investment income	155,697,368	163,486,697

Contributions:
Rollovers	7,494,458	3,557,463
Participant contributions	30,961,189	30,939,509
Employer contributions	24,253,465	28,148,471
Total contributions	62,709,112	62,645,443
Interest income on notes receivable from participants	354,674	246,354

Deductions from net assets attributed to:
Termination, withdrawal, and retirement payments directly to participants	174,173,403	85,068,375
Administrative expenses	213,934	283,484
Total deductions	174,387,337	85,351,859

Net increase before Plan transfer	44,373,817	141,026,635
Net transfer of assets into Plan (Note 9)	1,919,898	—
Net increase	46,293,715	141,026,635

Net assets available for plan benefits
Beginning of year	948,058,303	807,031,668
End of year	$994,352,018	$948,058,303

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company," "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.

Fidelity Management Trust Company (“the Trustee”) serves as Trustee and Recordkeeper of the Plan.

(b) Contributions

Eligible employees may contribute up to 75% of their eligible pay, limited to an annual maximum of $23,000 in 2024 and $22,500 in 2023. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period.

The Company may also make a discretionary annual contribution after the close of each year, which is targeted at 3% of eligible pay. Discretionary contributions totaling $6,460,527 and $9,995,343 were made for plan years 2024 and 2023, respectively.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions". Catch-up contributions may be made up to an additional $7,500 in 2024 and 2023.

(c) Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d) Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $671,771 and $405,137 in 2024 and 2023, respectively. The forfeited account balances were $0 as of December 31, 2024 and 2023.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(e) Payment of Benefits

Payments to participants may be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts excluding the annual company contribution and the transition contribution sources in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to an IRS imposed 10% early distribution penalty.

(f) Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b) Investments

Investments are stated at fair value with the exception of the Plan’s fully benefit-responsive investment contracts which are stated at contract value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c) Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d) Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
December 31, 2024 and 2023, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s discretionary annual contribution for 2024 and 2023 was paid to the Plan subsequent to the end of the Plan year and was recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at December 31, 2024 and December 31, 2023.

(e) Payments of Benefits

Benefits are recorded when paid.

(f) Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. These expenses are paid by the Plan participants equally. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment options are selected by the Plan’s Investment Committee (which is comprised of members of management, established by the Board to monitor the Plan’s investment options and evaluate performance). At December 31, 2024, investment funds offered by the Plan included the following nationally traded mutual fund and commingled funds:

Mutual Fund	Commingled Funds
Dodge & Cox Stock Fund	BTC ACWI ex-US IMI Index Fund
BTC Equity Index Fund
BTC Lifepath Retirement
BTC Lifepath 2030
BTC Lifepath 2035
BTC Lifepath 2040
BTC Lifepath 2045
BTC Lifepath 2050
BTC Lifepath 2055
BTC Lifepath 2060
BTC Lifepath 2065
BTC Russell 2500 Index Fund
BTC US Debt Index NL Fund
BTW SMID Cap CIT
Eaton Vance Collective Investment Trust High Yield Fund
Fidelity Growth Company Pool
LS Core Plus Trust Fund Class B
MFS Institutional International Equity Fund

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund, which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short-term investments designed to allow

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $12,242,808 and $11,935,075 as of December 31, 2024 and 2023, respectively.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio. The synthetic GICs are comprised of wrapper contracts and underlying investments.

The Company enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

The synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2024 and 2023 are summarized below:

	Major Credit Rating	Investments at Contract Value
December 31, 2024
Transamerica Premier Life Insurance Company	A+	$11,621,469
Pacific Life Insurance Company	AA-	11,632,705
Voya Insurance and Annuity Co.	A+	11,637,702
Metropolitan Life Insurance Company	AA-	11,636,845
All Contracts		$46,528,721

December 31, 2023
Transamerica Premier Life Insurance Company	A+	$15,455,529
Pacific Life Insurance Company	AA-	15,464,307
Voya Insurance and Annuity Co.	A+	15,469,162
Metropolitan Life Insurance Company	AA-	15,467,571
All Contracts		$61,856,569

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee and Recordkeeper, and, therefore, qualify as party-in-interest transactions. The Plan had 2,914,963 and 3,383,707 units of the Fidelity Growth Company Pool commingled fund valued at $206,204,464 and $174,396,258, respectively, as of December 31, 2024 and 2023. The Plan also had cash and cash equivalents in the Fidelity Short-term Investment Fund of $2,228,550 and $2,732,222, respectively, as of December 31, 2024 and 2023. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock, the Plan Sponsor. The Plan had 206,986 and 223,033 shares of Hasbro, Inc. common stock valued at $11,572,587 and $11,388,065, respectively, as of December 31, 2024 and 2023. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each participant thereby affected shall be entitled to receive the full value of the participant’s vested account balance in accordance with the terms of the Plan as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on July 19, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the effective date of the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes is included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted or published market prices, or published net asset values for alternative investments in funds similar to mutual funds, in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted or published prices for similar assets or liabilities, quoted or published prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2024
Cash and Cash Equivalents	$2,228,550	$2,228,550	$—	$—
Hasbro, Inc. Common Stock	11,572,587	11,572,587	—	—
Mutual Funds	56,228,824	56,228,824	—	—
Commingled Funds	865,938,063	865,938,063	—	—
Total Investments and Cash	$935,968,024	$935,968,024	$—	$—

December 31, 2023
Cash and Cash Equivalents	$2,732,222	$2,732,222	$—	$—
Hasbro, Inc. Common Stock	11,388,065	11,388,065	—	—
Mutual Funds	61,301,455	61,301,455	—	—
Commingled Funds	795,889,193	795,889,193	—	—
Total Investments and Cash	$871,310,935	$871,310,935	$—	$—

Cash and cash equivalents are held in a money market fund valued using published quotes.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Mutual Funds and Commingled Funds are valued at the quoted market price as reported by the fund and are redeemable on a daily basis. The quoted market prices represent the net asset value (“NAV”) of shares held by the plan at year-end.

The availability of observable market data is monitored to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. For the years ended December 31, 2024 and 2023, there were no changes in the fair value hierarchy methodology and no transfers of assets between levels within the fair value hierarchy.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(9) Plan Merger

On December 26, 2023, the Entertainment One 401(k) was terminated with the sale of the Plan Sponsor’s eOne film and television business. As part of the termination, the Entertainment One 401(k) plan was converted into the Plan. In March 2024, the Entertainment One 401(k) Plan converted its assets into the Plan. Total assets transferred from the Entertainment One 401(k) Plan were $1,919,898.

(10) Subsequent Events

Subsequent events have been evaluated through June 25, 2025, the date the financial statements were available to be issued.

(11) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2024 and 2023.

	2024	2023
Per financial statements	$994,352,018	$948,058,303
Employer contributions receivable	(6,460,527)	(9,995,343)
Accrued administrative expenses	107,500	99,355
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(2,982,545)	(3,255,802)
Per Form 5500	$985,016,446	$934,906,513

The following is a reconciliation of the net increase in net assets available for plan benefits before Plan transfer per the financial statements to the Form 5500 for the years ended December 31, 2024 and 2023.

	2024	2023
Per Financial Statements	$44,373,817	$141,026,635
Prior year employer contributions receivable	9,995,343	9,994,446
Prior year accrued administrative expenses	(99,355)	(81,355)
Prior year adjustment from contract value to fair value for fully-benefit responsive contracts	3,255,802	4,624,998
Current year employer contributions receivable	(6,460,527)	(9,995,343)
Current year accrued administrative expenses	107,500	99,355
Current year adjustment from contract value to fair value for fully-benefit responsive contracts	(2,982,545)	(3,255,802)
Per Form 5500	$48,190,035	$142,412,934

HASBRO, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

	Mutual Fund
	Dodge & Cox Stock Fund	218,628 shares in registered investment company	$56,228,824

	Commingled Funds
*	Fidelity Growth Company Pool	2,914,963 units in common collective trust	206,204,464
	BTC Equity Index Fund	2,334,582 units in common collective trust	124,297,326
	BTC Lifepath 2050	2,262,755 units in common collective trust	77,879,713
	BTC Lifepath 2045	2,130,466 units in common collective trust	69,599,356
	BTC Lifepath 2040	2,149,249 units in common collective trust	65,084,408
	BTC Lifepath 2035	2,174,361 units in common collective trust	60,063,242
	BTC Russell 2500 Index Fund	1,503,137 units in common collective trust	52,218,367
	BTC Lifepath 2055	1,397,750 units in common collective trust	49,350,067
	BTC Lifepath 2030	1,783,698 units in common collective trust	44,467,778
	BTC Lifepath Retirement	1,562,187 units in common collective trust	29,809,187
	MFS Institutional International Equity Fund	1,593,785 shares in common collective trust	29,469,077
	LS Core Plus Trust Fund Class B	1,465,948 units in common collective trust	18,145,808
	Eaton Vance Collective Investment Trust High Yield Fund	409,909 units in common collective trust	12,981,819
	BTC Lifepath 2060	394,693 units in common collective trust	9,469,090
	BTC ACWI Ex-US IMI Index Fund	418,359 units in common collective trust	8,955,804
	BTC Lifepath 2065	240,142 units in common collective trust	3,936,788
	BTW SMID Cap CIT	151,427 units in common collective trust	2,091,208
	BTC US Debt Index NL Fund	161,053 units in common collective trust	1,914,561

	Synthetic Guaranteed Investment Contracts (JP Morgan Stable Asset Fund)
	JPMCB Intermediate Bond Fund	2,366,640 units in common collective trust	46,528,721

	Common Stock
*	Hasbro Stock Fund	206,986 shares of Hasbro, Inc. common stock	11,572,587

	Cash and Cash Equivalents
*	Fidelity STIF	Cash and cash equivalents	2,228,550

	Investments and Cash		982,496,745

*	Loans to Participants	374 loans with interest rates from 3.25% to 8.5% and maturity dates from 2025 to 2034	5,553,697
	Total Investments		$988,050,442
* Denotes party-in-interest.
Column (d) representing cost information is not required for participant-directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.